Exhibit  99.1

Acquisition and Reorganization Agreement

This Agreement was signed on October 30, 2020 in Changsha, China by and among:

Party A: Hunan Mingyuntang Brand Management Co., Ltd.

Unified Social Credit Code:

Address: Huakun Times Plaza, Room 1118, Floor 11, No.200 Erduan, East Xiang Fu Road, Yuhua District, Changsha City, Hunan Province

Legal Representative: Jun Jiang

Party B: Hunan Chuangyeying Brand Management Co., Ltd.

Unified Social Credit Code:

Address: No.19022, Building 2, Oaks Plaza, No.57, Yuelu Avenue, Yinpenling Street, Yuelu District, Changsha City, Hunan Province

Legal Representative: Min Chen

Party C: Changsha Store Master Food Trading Co Ltd.

Unified Social Credit Code:

Address: No.19022, Building 2, Oaks Plaza, No.57, Yuelu Avenue, Yinpenling Street, Yuelu District, Changsha City, Hunan Province

Legal Representative: Libin Yan

Party D I: Min Chen

Address: Room 304, Building 5, Vanke City, Kaifu District, Changsha City, Hunan Province

ID Card No.:

Party D II: Xin Zhang

Address: Room 201, Unit 1, Building 1, No.2, Nanda Road, Yuhua District, Changsha City

ID Card No.:

Party D III: Libin Yan

Address: Room 1901, Building 20, Block B, Phase 2, Vanke City, No. 148, Fuyuan West Road, Kaifu District, Changsha City

ID Card No.:

Whereas:

1. Hunan Mingyuntang Brand Management Co., Ltd. (hereinafter referred to as “Party A” or “Hunan Mingyuntang”) is a limited liability company registered in 2018 in Yuhua District, Changsha City and legally existing until now, with a registered capital of RMB 30 million. Hunan Mingyuntang is a brand management company which mainly focuses on catering, involving health, training, retail, wholesale and other fields, and integrates brand strategic positioning, offline operation, store management and brand marketing.

2. Hunan Chuangyeying Brand Management Co., Ltd. (hereinafter referred to as “Party B” or “Chuangyeying”) is limited liability company registered in 2013 in Yuhua District, Changsha City and legally existing until now, with a registered capital of RMB 2 million. Chuangyeying focuses on brand creation, brand investment and brand store operation services, has commercial franchise qualification and multiple trademark ownership, has incubated and focused on promoting “TEASTORY,” “MR TEA & MISS TEA” and other brands.

3. Changsha Store Master Food Trading Co., Ltd. (hereinafter referred to as “Party C” or “Store Master”) is limited liability company registered in 2014 in Yuhua District, Changsha City and legally existing until now, with a registered capital of RMB 500,000. In the supply of raw materials for tea products, Store Master has a matured raw materials warehousing and distribution system and domestic top raw materials supply chain for tea products, and is equipped with a professional product research and development team.

4. The industrial and commercial registered shareholders of Chuangyeying as at the date of signing the Agreement are Party D I, Party D II and Party D III (collectively, “Party D”). Party D I holds 50% of the equity in Chuangyeying, Party D II holds 25% of the equity in Chuangyeying, Party D III holds 25% of the equity in Chuangyeying, and Party D collectively holds 100% of the equity in Chuangyeying.

5. The industrial and commercial registered shareholders of Store Master as at the date of signing the Agreement are Party D I, Party D II and Party D III. Party D I holds 50% of the equity in Store Master; Party D II holds 25% of the equity in Store Master; Party D III holds 25% of the equity in Store Master; and Party D collectively holds 100% of the equity in Store Master.

6. In August 2020, Party A, Party B, Party C and Party D signed a Cooperation Framework Agreement (hereinafter referred to as the “Framework Agreement”), stipulating that Party A shall invest in Party B (hereinafter referred to as the “Target Company I”) and Party C (hereinafter referred to as the “Target Company II”) by way of acquisition and reorganization. The execution of the Framework Agreement was to jointly promote and upgrade the brands, the operation and management of offline stores, the development of franchisees and advanced supply chain management, and finally, all parties can achieve mutual benefits and win-win cooperation. Party A, Party B, Party C and Party D (hereinafter collectively referred to as the “Parties”), on the premise of the Framework Agreement entered into by the Parties in August 2020, have entered into the Acquisition and Reorganization Agreement with respect to the specific rights and obligations of the Parties involved therein.

7. Definition

(1) Party D: Party D I, Party D II and Party D III are collectively referred to as “Party D”;

(2) Target Company: Target Company I and Target Company II are collectively referred to as “Target Company”;

(3) Base Date: The date of signing this Agreement shall be defined as the “Base Date”;

(4) The currency unit in this Agreement is RMB yuan. (CNY)；

(5) The audit referred to in this Agreement is conducted by Urban Tea, Inc (NASDAQ: MYT), a U.S. public company.

Therefore, Party A, Party B, Party C and Party D, in accordance with the Contract Law of the People’s Republic of China, the Company Law of the People’s Republic of China and other laws and regulations, in line with the principle of “good faith, equality and mutual benefit, and win-win cooperation,” have reached the following agreement on the acquisition and reorganization of the Target Company, so that all parties can abide by it:

Article 1 Representations and Warranties

1.1 Party A, Party B and Party C make the following representations and warranties:

1.1.1 Party A, Party B and Party C are companies legally established and validly existing under the laws of China, with independent legal person status and the right to engage in the business they are currently engaged in and own their property.

1.1.2 Party A, Party B and Party C have the right to sign and perform this Agreement and other relevant documents as a party, and have obtained internal authorization and approval for such execution and performance.

1.1.3 This Agreement and the transaction documents shall be legally binding on Party A, Party B and Party C upon their signing.

1.1.4 The execution and performance of this Agreement by Party A, Party B and Party C shall not conflict with any agreement or document to which they are a party.

1.1.5 Party A shall undertake not to interfere or hinder the normal operation and management of the Target Company after this acquisition and reorganization.

1.1.6 Party A shall abide by the relevant securities regulations of China and the relevant rules of the NASDAQ Stock Exchange of the United States, which are binding on listed companies.

1.2 Party D makes the following representations and warranties:

1.2.1 Party D has full capacity for civil conduct.

1.2.2 Party D shall have the right to sign and perform this Agreement and other relevant documents to which it is a party.

1.2.3 This Agreement and the transaction documents to which Party D is a party shall be legally binding upon Party D’s signature.

1.2.4 The execution and performance of this Agreement by Party D shall not conflict with any agreements and documents to which Party D is a party.

1.2.5 Party D shall abide by the relevant securities regulations of China and the relevant rules of the NASDAQ Stock Exchange of the United States, which are binding on listed companies.

1.2.6 Party D shall not, from the date of signing this Agreement to the date of completing the industrial and commercial change registration procedures for this acquisition and reorganization, amend the articles of association, change the business scope, adjust the wage structure and organizational structure, or conduct transactions that have adverse effects on the company’s assets without the consent of Party A.

1.2.7 All trademarks listed in Annexes 13 and 14 to this Agreement are trademarks in which the Target Company is legally entitled to full ownership and the Target Company will continue to be entitled to ownership after the Base Date.

1.2.8 Party D shall be responsible for assuming all debts (including the total amount of outstanding bank mortgage of the real estate under the store owner’s name), any loans, mortgages, guarantees, material lawsuits, arbitration and administrative penalties, promises to employees and third parties, etc incurred by the Target Company before the completion of the registration of industrial and commercial alteration due to the acquisition and reorganization, and shall bear all expenses.

Article 2 Name, Domicile and Business Scope of the Target Company

2.1 Name, domicile and business scope of Target Company 1

2.1.1 Name: Hunan Chuangyeying Brand Management Co., Ltd.

2.1.2 Registered Capital: RMB 2,000,000.

2.1.3 Domicile: No.19022, Building 2, Oaks Plaza, No.57, Yuelu Avenue, Yinpenling Street, Yuelu District, Changsha City, Hunan Province.

2.1. Business Scope: Enterprise management services; construction, operation and management of public space; project incubation; business incubation; innovation and entrepreneurship incubation base; rental of premises; marketing planning services; enterprise marketing planning; commercial franchise; planning creative services; food science and technology research services; catering management; retail of pre-packaged food, non-alcoholic beverages and tea; Following business scope shall be limited to the operation of branches; teahouse service; coffee shop service; making and selling cold and hot drinks; snack service; dessert production and sale; manufacture of pastry, bread, baked goods, biscuits and other baked goods. (Other business that must be approved according to law can only be carried out after approval by relevant departments)

2.2 Name, domicile and business scope of Target Company II

2.2.1 Name: Changsha Store Master Food Trading Co., Ltd.

2.2.2 Registered Capital: RMB 500,000.

2.2.3 Domicile: No. 19022, Building 2, Oaks Plaza, No.57, Yuelu Avenue, Yinpenling Street, Yuelu District, Changsha City, Hunan Province.

2.2.4 Business Scope: pre-packaged food, bulk food, dairy products, food additives, kitchen and catering utensils, daily provisions, handicrafts, clothing wholesale; food science and technology research services; catering management; hotel management; enterprise management services; chain enterprise management; small household appliances business; coffee appliances, shoes and hats, bags retail; sales of kitchen electrical equipment, hardware mechanical and electrical products, dining tables and chairs, cultural goods, packaging materials; Following business scope shall be limited to the operation of branches; dessert production and sale; catering distribution services; snack service; hot food production and sale; cold food production and sale (including cold dishes). (Other business that must be approved according to law can only be carried out after approval by relevant departments).

Article 3 Capital Increase and Share Expansion of Target Company I

3.1 Shareholding Structure of Target Company I before the Capital Increase and Share Expansion

The shareholding structure of Target Company 1 registered with the industrial and commercial administration before this capital increase and share expansion is as listed in Table 1:

Shareholding Structure of Target Company 1 before the Capital Increase and Share Expansion (Table 1)
Serial Number	Name of shareholder	ID card number	Paid-in capital contribution (ten thousands)	Shareholding percentage (%)	Mode of contribution	Time of contribution
1	Min Chen		100	50	Currency	2013.12.11
2	Libin Yan		50	25	Currency	2013.12.5
3	Xin Zhang		50	25	Currency	2013.12.11
Total	/	/	200	100	/	/

3.2 Capital Increase and Share Expansion of Target Company 1

3.2.1 Party A, Party B and Party D unanimously agree that the registered capital of Target Company I shall be increased from RMB 2,000,000 to RMB 5,000,000 (the newly-increased capital shall be calculated by subscribing the registered capital of RMB 1.00 per share), and Party A shall actually contribute RMB 2,550,000 in cash, accounting for 51% of the shares of the Target Company I after the capital increase and share expansion; The total subscription of Party D is RMB 2.45 million, accounting for 49% of the shares of the Target Company I after the capital increase and share expansion, of which the paid-in capital contribution of Party D can be deducted according to the actual contribution of Party D. The final shareholding structure of Target Company I after the Base Date shall be as set out in Table 2:

Shareholding Structure and Capital Contribution of Target Company I after the Base Date (Table 2)
		ID Card Number/Unified Social	Amount of contribution (ten thousand yuan)		Shareholding
Serial Number	Name/Name of Shareholder	Credit Code	Total amount	Paid-in Subscription	ratio (%)	Mode of contribution
1	Hunan Mingyuntang Brand Management Co., Ltd.		255	255	51	Currency
				/
2	Min Chen		122.5	100	24.5	Currency
				22.5		Currency
3	Libin Yan		61.25	50	12.25	Currency
				11.25		Currency
4	Xin Zhang		61.25	50	12.25	Currency
				11.25
Total	/	/	500	/	100	/

3.2.2 The parties hereto agree on the payment and the registration of the newly-increased capital of the Target Company I for capital increase and shares expansion with companies registrar as follows:

(1) Party A and Party D shall fully assist and cooperate with the Target Company I to complete the registration of capital increase and shares expansion with companies registrar within 10 days after the signing of the Agreement; Within 10 days from the date of filing with the companies registrar, Party A shall transfer the paid-in capital of RMB 2,550,000 to the designated capital account of Target Company I.

(2) Party D I has paid-in capital of RMB 1,000,000, and the subscribed capital of RMB 225,000 for this capital increase and share expansion shall be paid-in before September 30, 2050;

(3) Party D II has paid in RMB 500,000, and the subscribed capital of RMB 112,500 for this capital increase and share expansion will be paid in before September 30, 2050;

(4) Party D III has paid-in capital of RMB 500,000, and the subscribed capital of RMB 112,500 for this capital increase and share expansion shall be paid-in before September 30, 2050;

(5) The Target Company I shall issue a capital contribution certificate to the shareholders to prove that they have paid their capital contributions, and record the shareholders and their capital contributions in the company’s shareholders’ register;

(6) The Target Company 1 shall, within 5 days after the completion of the registration with the companies registrar, provide Party A with the companies registrar approval change notice, copies of the new business license (three certificates in one) and a copy of articles of association (or amendments to the articles of association) of the Target Company I, and affix the official seal of the Target Company I.

3.2.3 All parties agree that the corporate governance of the Target Company I after the capital increase and share expansion shall follow the following principles:

(1) The target company holds the shareholders’ meeting regularly, and the shareholders exercise their voting rights according to the proportion of their shareholdings;

(2) The Target Company I shall have a board of directors, and shall adopt the one-person-one-vote system for voting on resolutions of the board of directors. Party a holds two thirds of the director seats on the board of directors and is responsible for recommending relevant candidates, and Party D holds one third of the director seats on the board of directors and is responsible for recommending relevant candidates.

(3) Target Company I shall have one supervisor, who shall be appointed by Party D, and the supervisor shall have the right to know, supervise and make suggestions on the operation of Target Company 1;

(4) The daily management and operation of the Target Company I shall be implemented by Party D, and comply with the requirements of the Company Law and relevant securities laws and regulations, as well as the internal management system of the company;

(5) All financial personnel (including financial director, financial manager, accountant, cashier, etc.) of Target Company I shall be appointed by Party A, and Target Company I shall not replace them without the written consent of Party A; monthly regular financial reporting system, monthly report, quarterly report and annual report shall be signed by both parties for confirmation by one auditor appointed by each party.

(6) The operation of the existing brands under the name of Party A, such as “Ladyship Tea”, “BUOYANCE MANOR” and their related products, shall be gradually transferred to the unified management of an operation team of the Target Company after the Base Date, and the relevant expenses incurred before the Target Company agrees to take over and transfer the assets in an all-round way shall be borne by Party A.

Article 4 Capital Increase and Share Expansion of Target Company II

4.1 Shareholding Structure of Target Company II before the Capital Increase and Share Expansion

The shareholding structure of Target Company II registered with the industrial and commercial administration before this capital increase and share expansion is as listed in Table 3:

Shareholding Structure of Target Company 2 before the Capital Increase and Share Expansion (Table 3)
Serial Number	Name of shareholder	ID card number	Paid-in capital contribution (ten thousand yuan)	Shareholding percentage (%)	Mode of contribution	Time of contribution
1	Chen Min		25	50	Currency	2014.7.17
2	Yan Li Bin		12.5	25	Currency	2014.7.17
3	Zhang Xin		12.5	25	Currency	2014.7.17
Total	/	/	50	100	/	/

4.2 Capital Increase and Share Expansion of Target Company II

4.2.1 Party A, Party C and Party D unanimously agree that the registered capital of Target Company II shall be increased from RMB 500,000 to RMB 1,080,000 (the newly-increased capital shall be calculated by subscribing the registered capital of RMB 1.00 per share), and Party A shall actually contribute RMB 550,800 in cash, accounting for 51% of the shares; Party D subscribes a total of RMB 529,200, accounting for 49% of the shares, of which the paid-in capital contributed by Party D can be deducted. The final shareholding structure of Target Company II after the Base Date shall be as set out in Table 4:

Shareholding Structure and Capital Contribution of Target Company II after the Base Date (Table 4)
		ID Card Number/	Amount of contribution (ten thousand yuan)
Serial	Name/Name of	Unified Social	Total	Paid-in	Shareholding ratio	Mode of
Number	Shareholder	Credit Code	amount	Subscription	(%)	contribution
1	Hunan Mingyuntang Brand Management Co., Ltd.		55.08	55.08	51	Currency
				/
2	Chen Min		26.46	25	24.5	Currency
				1.46		Currency
3	Yan Li Bin		13.23	12.5	12.25	Currency
				0.73		Currency
4	Zhang Xin		13.23	12.5	12.25	Currency
				0.73
Total	/	/	108	/	100	/

4.2.2 The parties hereto agree on the payment of the newly-increased capital of the Second Capital Increase and Share Expansion of the Target Company and the industrial and commercial change registration as follows:

(1) Within 10 days after the Agreement is signed, the Target Company II shall handle the windowing of the industrial and commercial change registration data of this capital increase and share enlargement with the industrial and commercial administration department, and Party A and Party D shall fully assist and cooperate with the Target Company II to complete the industrial and industrial change registration; Party A shall transfer the paid-in capital of RMB 550,800 to the designated capital account of Target Company II within 10 working days from the date of entering the registration;

(2) Party D has paid-in capital of RMB 250,000 and the subscribed capital of RMB 14,600 for this capital increase and share expansion has been paid in before September 30, 2050;

(3) Party D has paid-in capital of RMB 125,000 and the subscribed capital of RMB 7,300 for this capital increase and share expansion has been paid in before September 30, 2050;

(4) Party D has paid-in capital of RMB 125,000, and subscribed capital of RMB 7,300 for this capital increase and share expansion has been paid in before September 30, 2050;

(5) Target Company II shall issue a capital contribution certificate to the shareholders to prove that they have paid their capital contributions, and record the shareholders and their capital contributions in the company’s shareholders’ register;

(6) Target Company II shall, within 5 days after the completion of the registration with the companies registrar, provide Party A with the companies registrar approval change notice, copies of the new business license (three certificates in one) and a copy of articles of association (or amendments to the articles of association) of the Target Company II, and affix the official seal of Target Company II.

4.2.3 Target Company II owns the real estate located at Room 101, 201, 301 and 401, Building E7, Phase III, Jiahai Industrial Park, No.1318, Zhongqing Road, Shaping Street, Kaifu District, Changsha City (planned for industrial use with a construction area of 1,921.51 square meters). After Party A paid 51% of the price of the real estate market under the name of the Target Company II at once, (the specific amount is subject to the assets appraisal data unanimously confirmed by all parties) Party A and Party D shall jointly enjoy the property rights and interests under the name of the Target Company II in accordance with the equity proportion shown in Table 4, and Party D shall bear the taxes arising from this payment. The outstanding bank mortgage of the property shall be borne jointly by Party D in accordance with Article 7.2 of this Agreement (the specific payment method shall be agreed by both parties separately)

4.2.4 All parties agree that the corporate governance of Target Company II after this capital increase and share expansion shall follow the following principles:

(1) Target Company II holds shareholders’ meetings regularly, and shareholders exercise their voting rights in proportion to their shareholdings;

The Target Company II shall have a board of directors, and shall adopt the one-person-one-vote system for voting on resolutions of the board of directors. Party A holds two thirds of the director seats on the board of directors and is responsible for recommending relevant candidates, and Party D holds one third of the director seats on the board of directors and is responsible for recommending relevant candidates;

(3) Target Company II shall have one supervisor, who shall be appointed by Party D, and the supervisor shall have the right to know, supervise and suggest the operation of Target Company II;

(4) The daily management and operation of Target Company II are implemented by Party D, which meets the requirements of the Company Law and relevant securities laws and regulations, as well as the requirements of the internal management system of the company;

(5) All financial personnel (including financial director, financial manager, accountant, cashier, etc.) of Target Company II shall be appointed by Party A and shall not be replaced by Target Company II without the written consent of Party A; monthly regular financial reporting system, monthly report, quarterly report and annual report shall be signed by both parties for confirmation by one auditor appointed by each party.

Article 5 Performance Management Objectives of Target Company

5.1 Performance Objectives (Incentive Conditions)

5.1.1 The audited operating income, after-tax profit and the number of newly opened stores (including direct stores, affiliated stores and franchise stores) of the Target Company and Party D in 2021, 2022 and 2023 shall reach the targets as shown in Table 5 below:

Performance Targets of the Target Company from 2021 to 2023 (Table 5)
Year	Business Income (Ten thousand yuan)	Profit after tax (Ten thousand yuan)	Number of newly opened stores (units)	Party A’s corresponding investment in the Target Company (subject to the resolution of the shareholders’ meeting of the Target Company) (Ten thousand yuan)
2021	2000	200	50	500
2022	3000	300	80	800
2023	5000	500	100	700
Total	10000	1000	230	2000

All expenses arising from the above audit (including but not limited to audit fees, accountant’s accommodation and travel expenses) shall be borne by the Target Company after the acquisition and reorganization, and shall be deducted before the after-tax profit.

In addition to the circumstances described in Article 5.3 of this agreement, the cumulative amount of “Party A’s corresponding investment in the target company” mentioned in this article is about RMB 20 million, which includes:

(1) RMB 2.55 million shall be the paid-in capital contributed by Party A to the newly-increased registered capital of the Target Company I in accordance with Article 3 of the Agreement;

(2) RMB 550,800 shall be the paid-in capital contribution by Party A to the newly-increased registered capital of the Target Company II in accordance with Article 4 of the Agreement.

5.1.2 During the performance target period shown in (Table 5), if the Target Company achieves 100% or more of the after-tax profit target in the performance target in Table 5 every year, Party D I, Party D II and Party D III have the right to require Party A to give performance appraisal reward for that year according to the reward calculation method agreed in Article 5.2 of this Agreement, and the details are as follows:

(1) If the Target Company achieves an after-tax profit of RMB 2 million or more after auditing the fiscal year of 2021, Party D I, Party D II and Party D III shall be entitled to obtain the performance award in accordance with Article 5.2 of this agreement;

(2) If the Target Company achieves an after-tax profit of RMB 3 million or more after auditing the fiscal year of 2022, Party D I, Party D II and Party D III shall be entitled to obtain the performance awards in accordance with Article 5.2 of this Agreement;

(3) If the Target Company achieves an after-tax profit of RMB 5 million or more after auditing the fiscal year of 2023, Party D I, Party D II and Party D III shall be entitled to obtain the performance award in accordance with Article 5.2 of the Agreement.

(4) If the Target Company achieves a total after-tax profit of RMB 12 million in advance in 2021 and 2022, Party A agrees to cash the corresponding reward amount to Party D I, Party D II and Party D III after completing the audit of the Target Company in 2022, and the reward amount for 2023 will not be calculated. Party A has the right to decide whether to continue to invest in the corresponding year in accordance with Article 5.1.1 of the Agreement;

5.2 Incentives

5.2.1 If the Target Company meets the reward conditions in accordance with Article 5.1.1 and Article 5.1.2 of the Agreement, Party D I, Party D II and Party D III have the right to request Party A to reward it.

5.2.2 The annual “Reward Amount” referred to in this Agreement shall be calculated as follows:

(1) Reward amount in 2021: (9 times of the audited after-tax profit for the current year of 2021 minus all deductions in the current year as agreed in Article 5.2.3 of this Agreement) × 49%;

(2) Reward amount in 2022: (9 times of the audited after-tax profit for the current year of 2022 minus all deductions in the current year as agreed in Article 5.2.3 of this Agreement) × 49% minus the reward amount in 2021;

(3) Reward amount in 2023: (9 times of the audited after-tax profit in 2023 minus all deductions in the current year as agreed in Article 5.2.3 of this Agreement) × 49% minus the reward amount in 2021 minus the reward amount in 2022;

(4) The actual operation of the reward amount above (1), (2) and (3) shall follow the following principles:

① When the audited after-tax profit of the Target Company for two consecutive years reaches RMB12 million, the excess part is not included in the base of the reward amount;

② When the audited after-tax profit of the target company for three consecutive years reaches RMB15 million, the excess part is not included in the base of the reward amount;

(5) If the Target Company realizes the three-year cumulative performance commitment in advance within three years, Party A shall pay relevant rewards to Party D I, Party D II and Party D III in installments according to Article 5.2 of this Agreement subject to NASDAQ rules.

5.2.3 “Reward Deductions” referred to in this Agreement include:

(1) The total investment amount paid by Party A for the capital increase and share expansion of the Target Company in accordance with Article 3 and Article 4 of the Agreement;

(2) All funds transferred to the account of the Target Company from the account of Party A after the Base Date;

5.2.4 Within 30 days after the Target Company meets the reward conditions after auditing, the parties shall form a written and consistent settlement list for the annual reward amount.

5.2.5 Where the parties form a written and unanimous settlement list to confirm the reward amount of the current period, Party A shall reward Party D I, Party D II and Party D III in the form of 30% cash and 70% restricted shares of listed company (NASDAQ: MYT) according to the reward amount of the current period. The distribution of the annual incentive amount by Party D I, Party D II and Party D III has nothing to do with the Target Company and Party A, and shall not have any adverse effect on each party. Any tax payable by Party D for obtaining the incentive shall be borne by itself. (Note: Cash shall be paid within three months from the date of publication of the annual audit report, and restricted stock shall be paid within one year from the date of publication of the annual audit report in the absence of special circumstances)

5.2.6 If the payment of award is delayed due to the reason of Party A, the overdue loss shall be calculated at the annual interest rate of 10% of the unpaid amount during the delay period.

5.3 Termination of Investment

5.3.1 Within the three years specified in this Agreement when Party A intends to invest in the Target Company, if the management of the Target Company fails to meet the targets after audition every year, Party A shall have the right to terminate the subsequent investment in the Target Company from the date of issuance of the audit report and shall not bear the liability for breach of contract.

5.3.2 If Party A decides to terminate the investment, it shall issue a written notice of investment termination to Party B, Party C and Party D. The effect of investment termination shall come into effect on the date when Party A issues the written notice. Party A shall continue to enjoy the shareholders’ equity of the Target Company in accordance with the provisions of the Company Law and Articles of Association, undertake the shareholders’ obligations, and continue to enjoy 51% of the real estate rights and interests of the real estates owned by Target Company II.

Article 6 Confidentiality

6.1 The existence of this Agreement and its contents or any negotiations and documents related to this cooperation, as well as any information or materials disclosed by either party to the other party under this Agreement shall be treated as confidential and shall not be treated as confidential, except to the affiliated party, the directors, officers, employees of the parties. Neither party shall disclose such information to any third party subject except to the disclosure of agents or other professional service personnel or consultants. Each party shall ensure that its directors, officers, employees, agents, other professional services and consultants who are privy to the confidential information comply with the confidentiality obligations of this Agreement.

6.2 Disclosure of the above documents, materials and information by the parties hereto for the purpose of performing this Agreement to the extent as follows shall be deemed not to be in breach of the confidentiality obligations under this Agreement:

(1) Disclosures mutually agreed to by the parties hereto;

(2) Internal disclosure to the managers, management personnel, technical personnel and employees who have access to the above documents, data and information in order to participate in the transactions under this Agreement;

(3) Disclosure to their respective consultants such as lawyers and accountants to the extent necessary;

(4) To the extent necessary and with the consent of other parties, disclosure to relevant professional institutions and persons for the purpose of consulting professional issues;

Such permission shall not be disclosed more than is necessary, and the disclosing party must take steps to promote the confidentiality of the persons or organizations receiving such documents, materials and information; The disclosure of information by any party hereto in accordance with this Article shall not prejudice the interests of the other parties.

6.3 If either party determines that it is required to disclose information relating to this Agreement, it shall, prior to making such disclosure, consult with the other parties to this Agreement as to the timing, content and manner of such disclosure and, as far as possible, keep confidential such portions as the other parties may reasonably require. The confidentiality obligations set forth in this Article shall remain binding on the parties hereto after the termination or rescission of this Agreement.

6.4 All parties shall sign a Confidentiality Agreement (the “Confidentiality Agreement”) within 30 days after the signing of this Agreement, and relevant articles on confidentiality matters in this Agreement shall continue to be effective after the signing of the Confidentiality Agreement, and the matters not covered in the confidentiality matters in this Agreement shall be supplemented and applied by the Confidential Agreement signed by all parties.

Article 7 Expense Bearing

7.1 Party A shall bear its own expenses incurred for the signing of this Agreement, such as legal due diligence expenses, financial and tax due diligence expenses, and its own personnel expenses.

7.2 Party D shall jointly bear the following expenses:

(1) All expenses arising from the efforts made by the Target Company in compliance with applied statute and rules, and any other expenses incurred by Party D.

(2) Taxes or other expenses arising from the gains obtained by Party D as a result of the agreements entered into in the course of the acquisition and reorganization of the Target Company (including but not limited to the Cooperation Framework Agreement, the Acquisition and Reorganization Agreement or other relevant agreements);

(3) All debts of the Target Company before the date of the filing registration with companies registrar;

(4) All expenses incurred by the Target Company before the date of filing with the companies registrar regarding this acquisition and reorganization under this Agreement but determined after the date of industrial and commercial change;

(5) All outstanding payable in relation to the property owned by Target Company II (including but not limited to the total amount of bank mortgage payable on a monthly basis in accordance with the terms of the Small Enterprise Property Mortgage Loan Contract).

Party D shall reserve sufficient funds in the account of the Target Company to cover all expenses related to all matters in (1), (3), (4) and (5) of this article.

7.3 Unless otherwise agreed in this Agreement, the following expenses after the change of industrial and commercial registration shall be borne by the Target Company after the change:

(1) Expenses arising from the subsequent matters related to the performance of the acquisition and reorganization (such as the registration of industrial and commercial changes);

(2) All expenses arising from the annual audit of the Target Company (including but not limited to audit fees, accountant accommodation and travel expenses);

(3) All expenses arising from the normal operation of the Target Company, including: wages, employee benefits, depreciation, office expenses, travel expenses, transportation costs, insurance, lease costs, repair costs, consulting fees, litigation costs, sewage, green costs, material consumption, low-value consumables amortization, amortization of intangible assets, long-term deferred expenses amortization, bad debts, technology development costs, technology transfer costs, entertainment business, trade union funds Employee education funds, social overall insurance premiums, labor insurance premiums, taxes, land use fees, land loss compensation, inventory depreciation and inventory loss, water and electricity fees, heating fees, warehouse funds, conference fees, conference fees, audit fees, board membership dues, management fees of superiors, newly added benefit wages drawn, housing accumulation funds and others.

Article 8 Liability for Breach of Contract

8.1 Where the liabilities for breach of contract are otherwise agreed in other terms of this Agreement, such agreement shall be abided by.

8.2 After the signing and taking effect of this Agreement, any party who violates the representations and warranties, confidentiality obligations under this Agreement; fails to perform or delays the performance of this Agreement due to its own reasons; unilaterally terminates or cancels this Agreement shall be a breach of contract. The non-breaching party shall have the right to require the breaching party to bear the direct losses (including but not limited to litigation costs, preservation fees, preservation insurance premiums, arbitration fees, attorney fees, notary fees, travel expenses, investigation fees and other reasonable expenses incurred by the observant party in defending its rights).

Article 9 Application of Law and Settlement of Dispute

9.1 The formation, validity, interpretation, execution and performance of this Agreement shall be governed by the laws of the People’s Republic of China. In case of any conflict between the Chinese version and the English version of this Agreement, the Chinese version shall prevail.

9.2 Both parties agree that any dispute arising from this Agreement shall be settled through friendly negotiation first. If the negotiation fails, the dispute may be submitted to the People’s Court of Yuhua District, Changsha City for litigation.

Article 10 Notice and Service

10.1 All notices under this Agreement shall be made in written form in Chinese.

10.2 Each party shall send written notice to the other party at the following address. Any change of address and means of communication shall be notified to the other parties at least seven (7) days in advance, and the revised information shall become effective on the date when the other parties receive the written notice. If no notice of change has been received from the other parties, a notice sent by personal service or express mail to the following address shall be deemed to have been served after the time specified in the following paragraph:

(1) Party A

Contact address:

Contact number:

To:

(2) Party B, Party C and Party D

Contact address:

Contact number:

To:

10.3 Unless otherwise agreed in this Agreement, if the notice is delivered in person by hand, the time of delivery shall be the time when the recipient receives the notice; In the case of service by EMS post, the third (3) day after posting shall be deemed as the time of service.

Article 11 Supplementary Provision

11.1 The Agreement shall be made in [six] copies, with Party A, Party B and Party C holding [one] copy respectively, Party D I, Party D II and Party D III holding [one] copy respectively. The Agreement shall come into force after being signed and sealed by all parties (signed and stamped by the natural person, signed by the legal representative/authorized agent of the Company and stamped with the official seal of the Company). This Agreement shall be legally binding on all parties once it is signed and comes into effect.

11.2 For matters not covered in this Agreement, the parties may enter into a supplementary agreement through friendly negotiation. The supplementary agreement and the annexes are integral parts of this Agreement and have the same legal effect as this Agreement.

11.3 The termination of the rights and obligations herein shall not affect the validity of the confidentiality clauses and dispute settlement clauses herein.

11.4 Any waiver by either party hereto of its rights or of the liability of the other party hereto shall be made in writing. The failure of either party to exercise its rights under this Agreement in a timely manner shall not be deemed a waiver of such rights, nor shall it affect such party to exercise such rights in the future.

11.5 Either party hereto shall not assign all or part of its rights and obligations under this Agreement to any third party other than the parties hereto without the prior written consent of the other parties.

11.6 If the procedural legal documents of functional departments signed by the parties due to the performance of this Agreement are inconsistent with the contents of this Agreement, the provisions of this Agreement shall prevail.

11.7 If one party to this Agreement is a legal person, it shall provide a copy of the legal and effective registration document of the company, an original power of attorney of its principal, and a copy of the identity card of the entrusted natural person as an annex to this agreement (if the legal representative signs this agreement, it does not need to issue a power of attorney, but it shall provide a copy of identity card of the legal representative); If one of the parties to this agreement is a natural person, the copy of his ID card shall be provided as an annex to this agreement.

[This page has no text and is the signature and seal page of the Acquisition and Reorganization Agreement]

It is hereby confirmed that the parties and their respective authorized representatives have executed this Agreement on the date and at the place stated on the first page of this Agreement and that the signatures are true.

Party A (Seal):

Legal Representative/Authorized Representative (Signature):

Party B (Seal):

Legal Representative/Authorized Representative (Signature):

Party C (Seal):

Legal Representative/Authorized Representative (Signature):

Party D (signature and stamp):

Party 2 (signature and stamp):

Third Party D (signature and stamp):

Enclosure

1.	One copy of the legal and valid business registration materials of Hunan Mingyuntang Brand Management Co., Ltd.

2.	One (1) original Power of Attorney issued by Hunan Mingyuntang Brand Management Co., Ltd. to its principal;

3.	One copy of ID card of authorized natural person/legal representative of Hunan Mingyuntang Brand Management Co., Ltd.

4.	One copy of the legal and valid business registration materials of Hunan Chuangyeying Brand Management Co., Ltd.

5.	One original Power of Attorney issued by Hunan Chuangyeying Brand Management Co., Ltd. to the entrusting party;

6.	One copy of the ID card of the authorized natural person/legal representative of Hunan Chuangyeying Brand Management Co., Ltd.;

7.	One copy of the legal and valid business registration documents of Changsha Store Master Food Trading Co., Ltd.

8.	One original Power of Attorney issued by Changsha Store Master Food Trading Co., Ltd. to the entrusting party;

9.	One copy of the ID card of the authorized natural person/legal representative of Changsha Store Master Food Trading Co., Ltd.

10.	One copy of Chen Min’s ID card;

11.	One copy of Zhang Xin’s ID card;

12.	One copy of Yan Libin’s ID card;

13.	List of existing trademarks of Hunan Chuangyeying Brand Management Co., Ltd.;

14.	List of existing trademarks of Changsha Store Master Food Trade Co., Ltd.